Exhibit 99.25

MEMORANDUM OF UNDERSTANDING

TO UNDERTAKE CLINICAL RESEARCH IN THE PROPERTIES

OF MUSHROOM (Psilocybin) AND APPLICATIONS

IN CLINICAL TRIALS

BETWEEN

THE UNIVERSITY OF THE WEST INDIES

through

THE CARIBBEAN INSTITUTE FOR HEALTH RESEARCH -

TROPICAL METABOLISM RESEARCH UNIT

AND

CYBIN, CANADA

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This Memorandum of Understanding for the provision of technical support in mushroom research and development (hereinafter referred to as “MOU”) is made and entered into on the 16th day of July, 2020 between THE UNIVERSITY OF THE WEST INDIES, a regional academic institution with Regional Headquarters located at Hermitage Road, Mona, Kingston 7, Jamaica W.I. (hereinafter referred to as “The UWI”) through its TROPICAL METABOLISM RESEARCH UNIT of THE CARIBBEAN INSTITUTE FOR HEALTH RESEARCH, (hereinafter referred to as “CAIHR-TMRU”) and CYBIN Corporation an Ontario, Canada based private firm located at 5600-100 King Street West, Toronto, ON M5X 1C9,    Canada (hereinafter referred to as “CYBIN”) (collectively referred to as the “Parties”).

WHEREAS:

(A)	CYBIN was established to leverage opportunities in the pharmaceutical and nutraceutical space related to psychedelics.

(B)

The UWI’s mandate of academic and entrepreneurial empowerment through teaching and learning, and rekindling the agenda of applied research and professional training as critical to building the region’s resilience and promoting the praxis of relentlessly pursuing sustainable development, in alignment with the 2017-2022 Strategic Plan using the Triple A strategy - Access, Alignment, and Agility - is to provide wealth creation and reduction of social inequality through greater and more affordable access, efficient and effective alignment with society and economy, and enhanced agility in pursuit of opportunities.

(C)

CAIHR’s vision of transforming lives globally through innovative research and effective health interventions and TMRU’s focus on new research frontiers in a ‘life course approach’ to nutrition research, fit into The UWI’s strategic plan to be a source of quality research to inform high-level policymaking and ground breaking healthcare interventions

The Parties, desiring to collaborate to provide information and technical support to the mushroom sector, have agreed as follows:

1. PILOT PROJECT

•	The Parties agree to undertake a pilot project to conduct clinical and applied research on mushrooms geared towards development of a nutraceutical for use in varying clinical indications.

•	CAIHR-TMRU’s support is aimed at providing technical services in the testing and application of mushroom products of interest to CYBIN to facilitate applied research on Jamaican mushroom strains.

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2. DUTIES AND RESPONSIBILITIES OF THE PARTIES

CAIHR-TMRU shall:

a) provide the human resources and infrastructure to facilitate clinical research of mushrooms’ strains of interest;

b) collaborate with CYBIN and its servants and agents to streamline protocols for clinical research;

c) undertake research geared at assessing the safety and efficacy of Jamaican mushrooms.

d) provide CYBIN, its servants and agents with any reports, which may be reasonable from time to time within the duration of this MOU.

CYBIN shall:

a) provide financial resources to CAIHR-TMRU to undertake agreed projects for which separate agreements will be prepared;

b) provide investigational product of mushrooms of interest for the research;

c) provide the CAIHR-TMRU with any reports, which may be reasonable from time to time within the duration of this MOU.

THE PARTIES shall:

a) facilitate the procurement of selected materials from local and international agencies as required by the Parties pursuant to the undertakings necessary to the completion of this MOU;

b) perform tasks assigned diligently and faithfully and within the terms of this MOU;

c) collaborate and actively seek the assistance of each other for capacity building;

d) report in writing to each other any event or condition, which might delay the progress or prevent completion of work under this MOU.

3. GOVERNING LAW - This MOU shall be governed by the laws of Jamaica.

4. INDEMNITIES WARRANTIES AND LIMITATION OF LIABILITY - Each Party warrants that it has the capacity to enter into this MOU and to participate in the activities contemplated herein. No Party shall be held responsible for any cost or expense incurred by the other Party except in keeping with the terms of this MOU, agreement or any policies and procedures established between the Parties for the purpose of giving effect to this MOU.

5. NOTICES

a) Any notice, request, or consent required or permitted to be given or made pursuant to this MOU shall be in writing. Any such notice, request or consent shall be deemed to have been made when delivered in person to an authorized representative of the Party to whom the communication is addressed, or when sent by registered mail, to the address of the Party to whom it is being sent, or such other address as may be notified by the Party from time to time in

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accordance with this Clause or when sent by electronic mail or facsimile, to the correct electronic mail address or facsimile number of the Party to whom it is being sent as may be notified by that Party from time to time in accordance with this Clause.

b) If sent by personal delivery, the communication will be deemed to have been received at the time of delivery to the address of the Party to whom the notice is being sent or to such other address as is notified by that Party to the sending Party.

c) If sent by registered mail, the communication will be deemed to have been received five (5) days after the date of posting.

d) If sent by electronic mail or facsimile, the communication will be deemed to have been received twenty-four (24) hours after the date and time of the sending of the communication to the correct electronic address or correct facsimile.

6. DURATION - The arrangements set forth in this MOU shall become effective on the date of its signing and remain in force for two (2) years, thereafter to be renewed by both Parties for another one (1) year as agreed. This MOU may be terminated by mutual consent, or by either Party giving three (3) months written notice of termination to the other Party. Upon termination of this MOU by notice of either Party to the other pursuant to this Clause, the Parties shall, immediately upon dispatch or receipt of such notice, take all necessary steps to bring the services to a close in a prompt and orderly manner and shall make every reasonable effort to keep expenditures for this purpose to a minimum.

7. INTELLECTUAL PROPERTY RIGHTS - The ownership of any intellectual property rights arising out of work conducted under this MOU shall be set out in the specific agreement relating to that work. In the absence of any such provision in the agreement all such intellectual property rights shall be owned by the Parties jointly.

8. NO ASSIGNMENT - Neither Party hereto shall assign its rights and obligations under this MOU without the prior written consent of the other Party.

9. CONFIDENTIALITY

The Parties agree that in pursuing the objectives herein, they will each come into possession of information which may be of a sensitive nature in respect of the business practices and operations of each other and agree that all such information shall be kept confidential and shall not be divulged or used or cause to be divulged or used without the written consent of the other Party unless in compliance with some statutory or other legal requirement and even so will seek where circumstances permit to consult with each other before releasing any such information.

10. AMENDMENTS AND MODIFICATIONS

This document sets forth the entire MOU between the Parties as to the subject matter herein and supersedes all prior oral or written understandings. Either Party may propose, when

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circumstances warrant, amendments or modifications to this MOU. Such proposal shall be submitted for negotiation as the nature of the proposal demands. Any amendments to the MOU shall be by mutual consent, executed by both Parties and attached as an Addendum to the MOU. Any activity already in progress will continue until completion as originally planned provided, resources are available.

11. RELATIONSHIP OF THE PARTIES

Nothing in this MOU constitutes any Party as the agent, employee or partner of the other Party. No Party has the right or authority to bind the other Party, including without limitation the power to incur any liability or expense on behalf of the other Party without its prior written consent, except as expressly set forth in this MOU.

12. REVIEW PROCESS

The Parties will meet at periodic agreed intervals to, among other things, review the progress of activities and assess the general arrangements pursuant to this MOU.

13. INFORMATION AND CONSULTATION

The Parties will exchange, and furnish to each other all such information in relation to this MOU as will reasonably be required. Any differences that may arise in the application of this MOU will be addressed through consultations between the Parties.

14. INDEMNITY AND INSURANCE

•

The Parties shall indemnify each other against all actions, suits, claims, demands, costs, charges and expenses arising on account of any injury, loss or damage, including to person and/or property, resulting from the execution of this MOU and/or their negligence.

•	The Parties shall ensure that they have in place appropriate and adequate insurance to cover their liability under this MOU.

•	The terms and conditions in this MOU do not in any way affect any previous MOU between The UWI, CAIHR-TMRU and CYBIN.

15. FAIRNESS AND GOOD FAITH

•

The Parties undertake to act in good faith with respect to each other’s rights under this MOU and to adopt all reasonable measures to ensure the realization of the objectives of this MOU. The Parties recognize that it is impossible in this MOU to provide for every contingency, which may arise during the life of this MOU.

•

The Parties hereby agree that it is their intention that this MOU shall operate fairly as between them, and without detriment to the interests of either of them, and that, if during the term of this MOU either Party believes that this MOU is operating unfairly, the Parties will use their best-effort to agree on such action as may be necessary to remove the cause or causes of such unfairness.

16. SIGNATURES

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The Parties or their authorised representatives have executed this MOU as at the date hereinbefore written.

The UWI through CAIHR-TMRU

Signed by:	[Redacted – Signatures and names]	[Redacted – Signatures and names]
	(Print name)	Signature

in the presence of:	[Redacted – Signatures and names]	[Redacted – Signatures and names]
	(Print name of witness)	Signature

CYBIN

Signed by	[Redacted – Signatures and names]	[Redacted – Signatures and names]
	Paul Glavine	Signature

in the presence of:	[Redacted – Signatures and names]	[Redacted – Signatures and names]
	(Print name of witness)	Signature

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